

January 7, 2014

Via E-mail
Christopher J. Vohs
Chief Accounting Officer
Bluerock Residential Growth REIT, Inc.
712 Fifth Avenue
9th Floor
New York, NY 10019

      Re: Bluerock Residential Growth REIT, Inc.
                 Amendment No. 1 to Preliminary Proxy Statement on Form 14A
                 Filed December 30, 2013
                 File No. 000-54946

Dear Mr. Vohs:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                       /s/ Kristina Aberg

                                       Kristina Aberg
                                       Attorney-Advisor

cc: Richard P. Cunningham, Jr., Esq. (*via e-mail*)